December 22, 2008

CONFIDENTIAL SUBMISSION
VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Syneron Medical Ltd.
Form 20-F for the Fiscal Year ended December 31, 2007
File No. 000-50867

Dear Mr. Vaughn:

        We respectfully set forth below the responses of Syneron Medical Ltd. (“Syneron”) to the comments raised by the Staff in its comment letter dated December 8, 2008, with respect to the Annual Report on Form 20-F of Syneron for the year ended December 31, 2007. We have noted the Staff’s comment in italic face type and Syneron’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

        References in the responses to “we” and “our” refer to Syneron.

For 20-F as of December 31, 2007

Consolidated Financial Statements, page F-1

Note 1.C- General, page F-12

1. We note you used an independent third party appraisal to assist in determining the allocation of the purchase price of Light Instruments Lt. While in future filings, management may elect to take responsibility for the purchase price allocations, please note that if you continue to refer to the work of the third party in a Form 20-F that is incorporated by reference in to a registration statements, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response to Comment No. 1:

We note the Staff’s comment, and in future filings, when required pursuant to Section 7(a) of the Securities Act of 1933 and in accordance with Compliance and Disclosure Interpretation 141.02, we will obtain and include any required consent from third parties.

Note 17- Major Geographic Information, page F-46

2. Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Response to Comment No. 2:

In response to the comment, in future filings we will disclose the basis for attributing revenues from external customers to individual countries as required by paragraph 38(a) of SFAS 131.

Closing Comments

1.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.

        Syneron hereby acknowledges to the Staff of the Securities and Exchange Commission (the “Commission”) the following:

š	Syneron is responsible for the adequacy and accuracy of the disclosure in the filing;

š	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

š	Syneron may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, SYNERON MEDICAL LTD. By: /s/ Fabian Tenenbaum —————————————— Name: Fabian Tenenbaum Title: Chief Financial Officer

      cc: Itay Frishman, Adv.

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